

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 18, 2010

via U.S. mail and facsimile

Ian M. Cumming, Chief Executive Officer
Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

> **RE:** **Leucadia National Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-05721**

Dear Mr. Cumming:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief